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NEWS RELEASE

IAMGOLD REPORTS ADDITIONAL DRILL RESULTS AT THE NELLIGAN GOLD PROJECT, QUEBEC

Toronto, Ontario, November 15, 2018 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today provided a further update from its 2018 drilling program completed at its Nelligan joint venture project (IAMGOLD: 51%, Vanstar Mining Resources Inc. (“Vanstar”): 49%), located 60 kilometres southwest of Chibougamau, Quebec, Canada. The Company is reporting assay results from an additional 11 diamond drill holes, totaling 4,404 metres. Results are pending from a remaining 9 drill holes, totaling 4,487 metres, and will be reported once the results are received, validated and compiled.

The assay results reported herein are provided in Table 1 below and include the following highlights: (A drill hole plan map is attached to this news release.)

36 West Zone:

•	Drill hole NE-18-81:	12.2 metres grading 3.93 g/t Au
	includes:	0.8 metres grading 34.3 g/t Au

•	Drill hole NE-18-86:	24.2 metres grading 1.33 g/t Au
	includes:	5.6 metres grading 3.51 g/t Au

•	Drill hole NE-18-89:	14.3 metres grading 2.26 g/t Au
	includes:	4.4 metres grading 4.60 g/t Au

Renard Zone:

•	Drill hole NE-18-81:	23.5 metres grading 1.68 g/t Au
	includes:	7.5 metres grading 3.70 g/t Au

	and	37.5 metres grading 1.61 g/t Au

•	Drill hole NE-18-83:	14.5 metres grading 2.31 g/t Au
	includes:	7.0 metres grading 4.10 g/t Au

	and	31.5 metres grading 1.19 g/t Au
	includes:	6.0 metres grading 3.22 g/t Au

•	Drill hole NE-18-84:	33.1 metres grading 1.26 g/t Au

	and	82.6 metres grading 3.31 g/t Au
	includes:	1.5 metres grading 20.9 g/t Au
	includes:	1.5 metres grading 74.9 g/t Au

•	Drill hole NE-18-87:	37.4 metres grading 0.95 g/t Au

	and	27.2 metres grading 3.48 g/t Au
	includes:	7.5 metres grading 9.55 g/t Au

The 2018 diamond drilling program was designed to evaluate the resource potential of the recently discovered mineralization system, referred to as the Renard Zone, located immediately north of the previously known Liam and Dan zones. The drilling continues to intersect wide zones of hydrothermal alteration characterized by variable carbonatization, sericite, phlogopite and pervasive silicification affecting the hosting meta-sedimentary sequence. Disseminated pyrite is associated with the alteration zones and varies from 1% to locally 15%. Trace molybdenite and occasionally fine grains of visible gold are observed.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: “The 2018 drilling program continues to deliver positive results, and as previously reported, continues to intersect wide zones of alteration and associated mineralization. These results are being incorporated to develop a preliminary deposit model and guide future drilling campaigns to support the completion of an initial resource estimate.”

Next Steps

The results from the remaining 9 diamond drill holes, totaling 4,487 metres will be reported once they are received, validated and compiled. These results, coupled with ongoing geochemical and structural studies will continue to support the development and refinement of a geological and deposit model. The objective of the 2018 drilling program is to evaluate the resource potential of the project with the aim of declaring an initial NI 43-101 compliant resource estimate in 2019.

About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment belonging to the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette synclinal with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area can be grouped according to their style of mineralization: Quartz-sulphide vein type mineralization and disseminated pyrite mineralization. On the local scale, the Nelligan project contains several interesting gold showings, including the Liam and Dan Zones discovered by drilling in 2013 and 2014, and the historical Lake Eu showing. Significant alteration and associated gold mineralization was intersected over wide intervals to the north of the known gold showings over a strike length of more than 1.0 kilometre, to a depth of over 300 vertical metres (Zones 36 and Renard). These prospective showings appear to fall within a structural corridor with a potential strike length of several kilometres associated to the Guercheville Deformed Corridor located 5 kilometres north of the property.

The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar. The Company holds an undivided 51% interest in the property, and holds an option to earn a further 24% undivided interest in exchange for cash payments totaling C$2,750,000 to Vanstar and the delivery of an NI 43-101 compliant Resource Estimate Technical Report before March 2022. Once vested to an undivided 75% interest, IAMGOLD will have a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to ALS Minerals Laboratory (“ALS”) located in Val-d’Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d’Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are reanalyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “to earn”, “to have’, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1

Table 1 Nelligan Project Drilling Results - 2018 Drilling program
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width(1)	Au(2)	NOTE
	Easting	Northing Elevation		(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-18-80	522,996.9	5,473,929.8	378.1	334	-45	327.00	111.00	123.50	12.50	10.83	0.85	RENARD ZONE
							182.10	201.70	19.60	18.42	0.84
Including(3)							189.10	193.90	4.80	4.51	1.26
							211.80	220.50	8.70	7.53	0.96
							228.45	250.95	22.50	19.49	0.66
NE-18-81	522,995.5	5,473,768.6	375.4	330	-50	414.00	61.20	73.40	12.20	9.35	3.93	36 West ZONE
Including(3)							62.60	63.40	0.80	0.61	34.30
							174.00	175.50	1.50	1.15	23.40	RENARD ZONE
							227.40	235.30	7.90	6.47	0.72
							257.91	281.40	23.49	16.61	1.68
Including(3)							257.91	265.40	7.49	5.30	3.70
							290.40	313.20	22.80	18.68	0.92
							322.20	359.70	37.50	30.72	1.61
Including(3)							349.20	359.70	10.50	8.60	2.77
							374.70	379.20	4.50	3.69	1.41
NE-18-82	522,868.8	5,473,935.3	380.3	330.00	-50.00	267.00	54.00	76.50	22.50	17.24	0.70	RENARD ZONE
							95.00	100.89	5.89	5.10	1.87
							115.60	127.76	12.16	11.75	0.90
Including(3)							121.00	124.00	3.00	2.90	2.22
							156.00	178.56	22.56	19.54	0.92
Including(3)							156.67	163.50	6.83	4.39	1.45
Including(3)							175.50	178.56	3.06	2.88	1.67
							214.50	231.00	16.50	12.64	1.48
							241.50	261.00	19.50	14.94	0.49
NE-18-83	522,779.6	5,473,847.9	381.5	332	-50	327.00	77.60	85.50	7.90	6.05	0.82	RENARD ZONE
							133.50	140.20	6.70	4.74	0.92
							162.50	177.00	14.50	13.14	2.31
Including(3)							168.50	175.50	7.00	5.36	4.10
							189.00	208.50	19.50	17.67	0.83
							231.00	247.50	16.50	14.95	0.61
							255.00	286.50	31.50	27.28	1.19
Including(3)							274.50	280.50	6.00	5.20	3.22
NE-18-84	522,975.1	5,473,842.0	376.8	325	-45	348.00	121.50	154.60	33.10	25.36	1.26	RENARD ZONE
							164.90	175.40	10.50	9.09	1.14
							182.90	265.50	82.60	71.53	3.31
Including(3)							182.90	184.40	1.50	1.30	20.90
Including(3)							205.40	206.90	1.50	1.30	74.90
							303.00	327.00	24.00	18.39	0.95
NE-18-85	522,828.4	5,473,756.4	379.2	332	-50	381.00	77.00	81.50	4.50	2.89	2.82	36 West ZONE
Including(3)							78.50	80.00	1.50	0.96	6.29
							96.80	105.92	9.12	5.86	0.98
							138.20	153.20	15.00	9.64	0.51
							249.60	260.50	10.90	8.93	0.63	RENARD ZONE
							274.60	333.80	59.20	48.49	0.83
Including(3)							305.30	327.80	22.50	18.43	1.21
							369.80	381.00	11.20	9.17	1.33
NE-18-86	522,901.2	5,473,773.7	378.6	332	-47	411.00	129.80	154.00	24.20	18.54	1.33	36 West ZONE
Including(3)							138.00	143.62	5.62	4.31	3.51
							161.90	176.50	14.60	9.38	0.62
							243.00	321.40	78.40	67.90	0.98	RENARD ZONE
Including(3)							296.50	321.40	24.90	19.07	1.40
							355.95	361.00	5.05	3.87	2.83
							366.00	379.50	13.50	10.34	1.69

Table 1 Nelligan Project Drilling Results - 2018 Drilling program
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width(1)	Au(2)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-18-87	522,853.2	5,473,654.3	378.5	330	-52	543.00	53.76	70.50	16.74	15.17	1.63	36 West ZONE
Including(3)							55.00	56.00	1.00	0.97	13.05
							102.00	112.50	10.50	9.52	1.52
							138.30	147.30	9.00	8.16	0.67
							165.15	202.50	37.35	33.85	0.95	RENARD ZONE
Including(3)							165.15	182.00	16.85	15.27	1.20
							367.50	375.00	7.50	6.80	1.55
Including(3)							372.00	375.00	3.00	2.72	2.83
							389.65	416.80	27.15	22.24	3.48
Including(3)							391.04	398.50	7.46	6.11	9.55
							452.60	453.30	0.70	0.57	22.00
							457.80	465.30	7.50	5.75	4.58
Including(3)							460.80	462.30	1.50	1.15	16.95
							490.50	496.50	6.00	4.60	1.30
NE-18-88	522,637.5	5,473,805.2	379.7	335	-45	456.00	71.00	86.00	15.00	11.49	0.53	RENARD ZONE
							130.00	143.50	13.50	9.55	1.65
Including(3)							141.50	142.10	0.60	0.42	21.15
							158.00	185.00	27.00	24.47	1.04
							204.00	232.00	28.00	24.25	1.35
Including(3)							223.50	232.00	8.50	7.70	2.28
NE-18-89	522,699.1	5,473,713.5	379.9	335	-45	471.00	38.80	53.10	14.30	11.71	2.26	36 West ZONE
Including(3)							43.17	47.60	4.43	3.63	4.60
							71.10	81.30	10.20	7.81	1.31
							260.40	285.50	25.10	19.23	0.94	RENARD ZONE
							292.54	295.08	2.54	2.20	16.12
Including(3)							292.54	293.75	1.21	1.05	32.00
							301.00	316.80	15.80	14.32	1.69
							339.20	351.20	12.00	10.39	1.12
							367.70	381.20	13.50	11.69	1.27
							396.20	412.70	16.50	14.95	0.60
							429.20	438.20	9.00	8.16	0.98
NE-18-92	522,500.8	5,473,656.7	373.8	326	-58	459.00	357.17	367.15	9.98	4.99	0.85	RENARD ZONE
							382.50	385.50	3.00	1.93	2.36
							424.50	430.50	6.00	3.86	2.02
Including(3)							429.00	430.50	1.50	0.96	5.85
							450.00	459.00	9.00	5.79	1.27

Notes:

1.	True widths are estimated at 70 to 94% of the core interval.
2.

Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.

3.	Assays are reported uncut but high grade sub-intervals are highlighted.

Figure 1: Nelligan drill hole plan map and highlighted 2018 assay results.